Exhibit 99.2

SUPPLEMENT TO NOTICE OF 2020 ANNUAL MEETING OF SHAREHOLDERS

FARMMI, INC.

This supplement (the "Proxy Supplement") to the proxy statement (the "Proxy Statement") dated August 7, 2020, relates to the meeting of shareholders (the "Meeting") of Farmmi, Inc. ("we", "us", "our", or the "Company") to be held at 10:00 A.m., Beijing Time, on September 12, 2020 (10:00 p.m., Eastern Time, on September 11, 2020) at Room 1803, 18F, Kaidi Ginza, 29 Jiefang East Road, Jianggan District, Hangzhou City, Zhejiang Province 310016, People’s Republic of China. Terms used but not defined in this Proxy Supplement have the meanings ascribed to them in the Proxy Statement.

The purpose of the Proxy Supplement is to amend and supplement the Proxy Statement to add the following item of business, which is more completely set forth in the accompanying Supplement:

(4) To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“RESOLVED, as an ordinary resolution:

THAT the authorized share capital of the Company is hereby increased from US$20,000 divided into 20,000,000 ordinary shares of US$0.001 par value each to US$200,000 divided into 200,000,000 ordinary shares of US$0.001 par value each.”

This supplement to the notice and the Proxy Supplement are first being mailed to shareholders on or about August 27, 2020.

By order of the Board of Directors,

/s/ Yefang Zhang
Yefang Zhang
Chairwoman

IMPORTANT NOTICE REGARDING INTERNET AVAILABILITY OF PROXY MATERIALS

This Supplement to Notice and Proxy Supplement to shareholders are available at http://ir.farmmi.com.cn/.

PROPOSAL FOUR

INCREASE OF AUTHORIZED SHARE CAPITAL

(ITEM 4 ON THE AMENDED PROXY CARD)

General

The board of directors of the Company (the “Board”) believes that it is in the best interest of the Company and its shareholders to increase the Company’s authorized share capital. On August 27, 2020, the Board approved to submit a proposal to the shareholders to increase the authorized share capital of the Company from US$20,000 divided into 20,000,000 ordinary shares of US$0.001 par value each to US$200,000 divided into 200,000,000 ordinary shares of US$0.001 par value each.

The Board is hereby soliciting shareholder approval to increase the Company’s authorized share capital by voting on the following Proposal No. 4:

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“RESOLVED, as an ordinary resolution:

THAT the authorized share capital of the Company is hereby increased from US$20,000 divided into 20,000,000 ordinary shares of US$0.001 par value each to US$200,000 divided into 200,000,000 ordinary shares of US$0.001 par value each.”

Unless otherwise instructed, the proxy holders will vote the proxies received by them FOR this proposal. If our shareholders approve this proposal, the Company will file the resolution with the Cayman Islands Registrar of Companies as soon as practical.

Votes Required

Proposal 4.  The approval of increasing the Company’s share capital requires that a majority of the votes cast at the Meeting be voted “For” the proposal. A properly executed amended proxy card marked “Abstain” with respect to this proposal will not be voted.

WE RECOMMEND THAT YOU VOTE FOR INCREASING THE COMPANY’S AUTHORIZED SHARE CAPITAL.

Please vote your shares as soon as possible using the amended proxy card enclosed with this Proxy Supplement if you would like to change your vote or if you have not voted yet. The amended proxy card enclosed with this Proxy Supplement differs from the original proxy card previously furnished to you in that the amended proxy card includes the increase of authorized share capital as an additional Proposal No. 4. If you have already returned your original proxy card, your votes will be recorded unless you submit a subsequent amended proxy card or otherwise revoke your prior proxy prior to the Meeting. We encourage you to submit the amended proxy card. If you return, or have returned, an original proxy card, your proxy will remain valid for all of the other proposals. If you have voted your shares on line, you can login again and vote on the additional Proposal No. 4. PLEASE NOTE THAT IF YOU SUBMIT A NEW AMENDED PROXY CARD IT WILL REVOKE ALL PRIOR PROXY CARDS, SO IT IS IMPORTANT TO INDICATE YOUR VOTE ON EACH PROPOSAL ON THE NEW AMENDED PROXY CARD.

If your shares are held in the name of a bank, broker or other nominee, follow the voting instructions on the form you receive from your bank, broker or other nominee.

You may revoke your proxy at any time before it is voted at the Meeting by executing a later-voted proxy by mail, by voting by ballot at the Meeting, or by providing written notice of the revocation to our Secretary at our principal executive offices.

This Proxy Supplement should be read together with the matters set forth in the Proxy Statement.

If you have any questions or need assistance voting your shares or if you would like additional copies of the proxy materials or if you have questions about the Proposal No. 4, you should contact us at the following address and telephone number:

Secretary

Farmmi, Inc.

No. 307, Tianning Industrial Area

Lishui, Zhejiang Province

People’s Republic of China 323000

+86-0571-875555801